Margo Jordan-Baines

OBJECTIVE
Seeking a career in the financial services industry where strong communication, attention to detail, and analytical skills will increase profitability.

SUMMARY OF QUALIFICATION

- Driven with the ability to meet goals, objectives and achieve desired results while meeting tight deadlines.
- Excellent organizational skills with the ability to prioritize workload and multi-task in a fast-paced environment while maintaining attention to detail and high level of responsibility.
- Highly innovative individual able to collaborate exceptionally well with others to effectively execute goals while functioning extremely well under pressured environments
- Self motivated leader with the ability to communicate efficiently and effectively with internal/external customers.
- Highly proficient in Microsoft Word, Excel, Publisher, PowerPoint, Prospect Now, and RealHound.

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EDUCATION
B.B.A. in Finance: Concentration: **Investment Banking & Energy Program -** May 2013-
Texas Southern University, Houston, Texas
Relavent Coursework; Advanced Topics in Investments, Global Energy Markets, International Finance, Corporate Financial Management

HONORS/AWARDS
GPA: 3.20/4.00
Recipient of the ROTC Scholarship - 2009-Present; Recipient of GRFD Scholarship - 2009-Present; Recipient of the Academic Competitive Grant - fall 2009

WORK EXPERIENCE
Personal Banker- **Frost Bank-** 06/2013-Present

- Makes a minimum number of referrals to new business
- Uses sales opportunities to meet assigned personal goals for deposit and loan products
- Identifies and meets the financial services needs of a select portfolio of customers.
- Manages an assigned portfolio of customers focused on acquisition, expansion and retention of clients.

Cadet E/5 - **United States Army National Guard -** 08/07- Present

- Supervised and operated wheeled vehicles to transport personnel and cargo.
- Operated all wheeled vehicles and equipment over any roadway.
- Managed load, unload and safety of personnel being transported.
- Oversaw and checked proper loading and unloading of cargo on vehicles and trailers.
- Prepared vehicles for movement/shipment by air, rail or vessel.

Retail Banker- **Woodforest National Bank** - 07/2012 – 03/2013

- Established financial relationships with customers.
- Processed teller transactions such as, make cash deposits and withdrawals ranging from $100.00-$200,000 daily completed money orders and cashier check transactions, balanced cash drawer averaging $10000 daily.
- Completed change orders and deposits for large financial institutions averaging $100000-$150000 daily.
- Opened as well as keyed in 10 to 20 new accounts daily; met the daily account goal averaging 5-10 accounts.
- Developed professional relationships with retail partners to maintain the Bank's professional reputation.

Real Estate Broker Assistant - **Marcus & Milichap/Burnitt Property Tax Advisors**, Houston, TX - 03/09 – 08/2010

- Assisted 2 real estate brokers and 3 tax advisors.
- Researched and verified client data and enter into company database.
- Contacted potential clients to gather information regarding real estate

ADDITIONAL TRAINING
ROTC Cadet – Texas Southern University/University of Houston, Houston, Texas - 2009 – Present

COMMUNITY SERVICE
Mentor, Change Happens Foundation; Peer Mentor, Urban Academy at Texas Southern University - 2009; Mentor, MCAA (YMCA) in Milwaukee, WI - 2005; Student of Strive Media Institute - 2004-2005

ASSOCIATIONS/AFFILIATONS

Member, NAACP – Texas Southern University - 2009; Member, Habitat for Humanities - Texas Southern University - 2009; Member, Collegiate 100 Women - Texas Southern University – 2012-2013; Member Essence of a Lady 2012-Present; Member, NABA 2011-Present